December 18, 2024

Via EDGAR Correspondence

Brian Szilagyi, CPA

Staff Accountant

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities & Exchange Commission

Re:	OneAscent Capital Opportunities Fund

SEC File No. 811-23957

Dear Mr. Szilagyi:

Thompson Hine LLP represents OneAscent Capital Opportunities Fund (formerly OneAscent Private Markets Access Fund) (the “Registrant” or “Fund”). Below are responses to your comments with respect to the Securities and Exchange Commission Staff’s review of the Registrant’s Form N-2/A filed on December 17, 2024. The Registrant has authorized us to submit these responses.

COMMENT 1. In the Statement of Assets and Liabilities, please list the par value per share.

RESPONSE: The Registrant has included the par value per share.

COMMENT 2. In the Statement of Operations, the parenthetical after Organizational costs refers to Note 3. Please confirm whether this should refer to Note 3 or Note 2.

RESPONSE: The Registrant has corrected the parenthetical to reference Note 2.

COMMENT 3. In Note 1 in the Notes to Financial Statements, the fourth paragraph states that “[t]he Fund has no operations to date other than those relating to organizational matters, including the issuance of 10,000 shares at $10.00 per share to its initial investor, the Adviser.” Please revise this disclosure so that it accurately states OneAscent Holdings, LLC, an affiliate of the Adviser, is the initial investor.

RESPONSE: The Registrant has corrected the disclosure.

COMMENT 4. Section B of Item 25 in Part C states that the financials will be filed by subsequent amendment. Please correct this to identify the financials filed with the pre-effective amendment.

RESPONSE: The Registrant has revised Section B to read as follows:

Report of Independent Registered Public Accounting Firm, Statement of Assets and Liabilities, Statement of Operations, and Notes to Financial Statements.

December 18, 2024

Very truly yours, /s/ Cassandra W. Borchers Cassandra W. Borchers
cc:	Martin Dean, President of the Trust

John Siverling, OneAscent Capital, LLC